UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Intelligentias, Inc. (formerly known as Merchandise Creations, Inc.)
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
58818320
(CUSIP Number)
December 7, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]  Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58818320	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vision Opportunity Master Fund, Ltd. *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Caymen Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,100,639
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,100,639
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,100,639
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* CO

* Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58818320	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).        Name of Issuer:

 Intelligentias, Inc. (formerly known as Merchandise Creations, Inc.)

Item 1(b).        Address of Issuer's Principal Executive Offices:

 8201 Towne Main Drive, #1421
 Plano, Texas 75024

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

 Vision Opportunity Master Fund, Ltd.
 20 W. 55th Street, 5th Floor
 New York, New York 10019
 Cayman Islands

Item 2(d).        Title of Class of Securities:

 Common Stock, par value $0.001 per share

Item 2(e).        CUSIP Number:

 58818320

Item 3.             If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 Not Applicable

Item 4.            Ownership.*

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of December 11, 2006 (the same date the Issuer effected a 20-for-1 stock split of its shares of common stock):

(a)	Amount beneficially owned: 25,100,639 shares of Common Stock (based upon 226,360,000 shares of Common Stock issued and outstanding as of December 11, 2006, as reported to us by the Issuer).

(b)    Percent of Class: 9.9%

(c)    Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 25,100,639

                (ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or direct the disposition of: 25,100,639

CUSIP No. 58818320	SCHEDULE 13G	Page 4 of 6 Pages

(iv) shared power to dispose or direct the disposition of: 0

*On December 7, 2006, the Reporting Person acquired the following securities from the Issuer in a private placement transaction: (i) a secured convertible demand promissory note in the aggregate principal amount of $8,000,000 (the “Note”), convertible into shares of the Issuer’s common stock at a conversion price of $0.44, and (ii) series A warrants to purchase 9,000,000 shares of common stock expiring on December 7, 2011 at an exercise price of $0.01 per share (the “Warrants”). The Note is convertible into shares of common stock at any time at the option of the Reporting Person and the Warrants are exercisable into shares of common stock at any time at the option of the Reporting Person; provided, however, with respect to the 9,000,000 shares of common stock issuable upon exercise of the Warrants, 6,750,000 shares are immediately exercisable and the balance of 2,250,000 shares are exercisable only following the date that the Note is fully converted or prepaid. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Reporting Person may not acquire shares of common stock upon conversion of the Note or upon exercise of the Warrants to the extent that, upon conversion or exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.9% of the issued and outstanding shares of common stock of the Issuer.

In addition, on December 7, 2006, the Reporting Person entered into two separate option agreements with a third party whereby the Reporting Person may acquire up to an aggregate of 4,500,000 shares of the Issuer’s common stock at an exercise price per share of $0.10. The term of the first Option Agreement, with respect to 2,250,000 shares, expires February 28, 2007. The term of the second Option Agreement, also with respect to 2,250,000 shares, expires on the date the Note is fully converted or repaid and can only be exercised with respect to the number of shares issued to the Reporting Person upon conversion of the Note.

Further, on December 7, 2006, the Reporting Person entered into a Share Escrow Agreement with a third party and an escrow agent whereby the Reporting Person shall be issued up to an aggregate of 10,000,000 shares of Common Stock being held in escrow in connection with conversions of the Note by the Reporting Person. The number of shares to be delivered to the Reporting Person by the escrow agent upon each conversion of the Note shall be equal to the product of (A) the percentage obtained by dividing (i) the principal amount of the Note being converted by (ii) the total principal amount of the Note held by the Reporting Person at the time of such conversion, multiplied by (B) the number of shares remaining in the escrow account at the time of such conversion.

Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

Item 5.            Ownership of Five Percent or Less of a Class.

 Not Applicable

CUSIP No. 58818320	SCHEDULE 13G	Page 5 of 6 Pages

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

 Not Applicable

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security
 Being Reported on By the Parent Holding Company.

 Not Applicable

Item 8.             Identification and Classification of Members of the Group.

 Not Applicable

Item 9.             Notice of Dissolution of Group.

 Not Applicable

Item 10.          Certification.

                 Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 58818320	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2006

VISION OPPORTUNITY MASTER FUND, LTD.

By:  /s/ Adam Benowitz
Name: Adam Benowitz
Title: Managing Member